

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2018

Patrick Spence
Chief Executive Officer
Sonos, Inc.
614 Chapala Street
Santa Barbara, CA 93101

Re: Sonos, Inc.
Draft Registration Statement on Form S-1
Submitted on December 21, 2107
CIK No. 0001314727

Dear Mr. Spence:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS S-1 filed December 21, 2017

Prospectus Summary
Our Competitive Strengths, page 4

1. Tell us how you arrived at the estimate that your customers listened to more than 4.6 billion hours of audio content, representing 33% growth from fiscal 2016.

2. Tell us what you mean by your statement that we "believe that we own the foundational intellectual property of wireless multi-room audio."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 45

3.   Please revise the table of key metrics to present net loss before the non-GAAP financial measure, Adjusted EBITDA.

Critical Accounting Policies and Estimates, page 58

4.   Please explain in detail why you combine your products and software into one performance obligation, including whether the software is integral to the functionality of the products. Additionally, tell us how the software differs from the cloud services. Reference ASC 606-10-25-19 to 25-21 and 606-10-55-56.

5.   Please provide us with a specific and comprehensive discussion of the nature of your cooperative advertising and market development fund programs and explain the distinct benefits you receive in relation to these programs. Additionally, tell us the amounts classified as an expense from these benefits for each period presented. Reference ASC 606-10-32-23.

Our Products, page 71

6.   Please clarify that your product "The One" was introduced in October, 2017, as opposed to October, 2018.

Legal Proceedings, page 76

7.   We note you have not referenced the litigation you discuss under "If we are unable to protect our intellectual property...our business may be adversely affected," at page 22. Please advise or revise.

Consolidated Financial Statements

Note 2 - Summary of significant accounting policies, page F-8

8.   Refer to your accounting policy for product warranties on page F-10. We note in Risk Factors on pages 13 and 16 that if your partners disable the integration of their technology into your products or charge you for integration, you may experience higher-than-expected product returns of previously sold products. Please expand the disclosure in your accounting policy to address how your product warranties are related to the ability to integrate your products with partner technology.

9.   Refer to your disclosure of licensing agreements with third-party content partners on page 75. Please expand your accounting policies to include the accounting treatment for these licensing agreements, if material.

Note 11 - Income Taxes, page F-28

10.   Refer to Risk Factor disclosure on page 27 regarding an ownership change. We note that you determined that an ownership change that would impact your usage of net operating loss carry forwards under section 382 or 383 of the IRS Code may have occurred in 2012. Please expand the disclosure to quantify the amount of your pre-change net operating loss carry forwards that would be subject to limitations due to this ownership change in 2012. Please expand MD&A on page 49 accordingly.

General

11.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 of the Securities Act, that you, or anyone authorized to do so on your behalf, presents to potential investors in reliance on, Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        You may contact Claire Delabar, Staff Accountant, at 202-551-3349, or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or Larry Spirgel, Assistant Director, at 202-551-3810 with any other questions.

                                                Division of Corporation Finance
                                                Office of Telecommunications